Mail Stop 3561

April 17, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Harpreet Grewal
Chief Financial Officer
100 Hayden Avenue
Lexington, Massachusetts 02421

      Re: **Vistaprint Limited**
              Form 10-K for the year ended June 30, 2006
              Filed September 13, 2006
              File No. 000-51539

Dear Mr. Grewal:

      We have reviewed your response letter dated April 6, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended June 30, 2006</u>

<u>Management's Discussion & Analysis, page 39</u>

1. We note from your response to our prior comment 1 that you believe that referral fee revenue and associated expenses do not need to be described from a quantitative

standpoint in MD&A. You state that costs associated with referral fees are significant while at the same time you state that you do not segregate and quantify such costs. It is difficult for us to understand how you are able to conclude such costs are significant if you have not quantified them. While we note your assertion that referral fee costs effectively include a pro rata portion of all "core costs," it is not clear on what pro rata basis you assert costs should be allocated, nor why pro rata allocation is appropriate, nor whether it is consistent with the costs and efforts incurred to add and support the membership enrollment functionality and processing to your website and back office operations. In this regard, it would appear that the vast majority of your core costs would continue to be incurred if the membership enrollment functionality and processing were discontinued. If so, then it would likewise appear the direct costs associated with this revenue are not significant. We continue to believe that because it appears the direct costs associated with this revenue are not significant, and the referral revenues appear to have been a highly material and disproportionate contributor to your operating income, you should make significant revisions in future filings to emphasize and make clear the importance of referral revenues to your results of operations. As previously requested, please revise your MD&A in future filings to quantify referral revenues and associated costs for each period presented and to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K. In addition, given the apparent significance of this revenue stream to your results of operations, we suggest that you estimate the associated direct costs so as to provide, at a minimum, qualitative discussion and analysis of their materiality in your MD&A. Please respond to confirm your agreement and to provide a draft of your revised disclosures.

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You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief